SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 14D-9

(RULE 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER

SECTION 14(d)(4) OF THE

SECURITIES EXCHANGE ACT OF 1934

Education Lending Group, Inc.

(Name of Subject Company)

Education Lending Group, Inc.

(Name of Person Filing Statement)

Common Stock, $0.001 par value

(Title of Class of Securities)

28140A109

(CUSIP Number of Class of Securities)

Douglas L. Feist

Education Lending Group, Inc.

12760 High Bluff Drive, Suite 210

San Diego, California 92130

(858) 617-6080

(Name, Address and Telephone Number of Person Authorized to Receive

Notices and Communications on Behalf of the Person Filing Statement)

with copies to:

James R. Carlson

Derek D. Bork

Thompson Hine LLP

3900 Key Center

127 Public Square

Cleveland, Ohio 44114

(216) 566-5500

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

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CIT Investor Contact:	Valerie L. Gerard Senior Vice President Investor Relations (973) 422-3284

CIT Media Contact:	Christopher J. Hardwick Vice President Director, Communications (973) 597-2095

CIT TO ACQUIRE EDUCATION LENDING GROUP FOR $19.05 PER SHARE IN CASH

New York, NY, January 4, 2005 - CIT Group Inc., (NYSE: CIT), a leading provider of commercial and consumer finance solutions, announced today that it has signed a definitive agreement to acquire Education Lending Group, Inc. ((NASDAQ: EDLG), a full-service education funding provider with a $4.0 billion portfolio and $1.5 billion of annual originations.

Under the terms of the agreement, CIT will commence a cash tender offer to acquire all of Education Lending Group’s outstanding shares at a price of $19.05 per share. Following completion of the tender offer, any remaining shares of Education Lending Group will be acquired in a cash merger at the same price. The board of directors of each company has approved the agreement. The transaction is subject to customary regulatory approvals and is expected to close in the first quarter of 2005.

“The acquisition of Education Lending Group is a meaningful step in our ongoing strategy of re-deploying available capital into higher growth businesses with predictable performance characteristics,” said Jeffrey M. Peek, Chairman and CEO of CIT. “With a balanced portfolio, multiple origination channels and a seasoned management team, Education Lending Group provides an attractive entry platform for CIT in the fast-growing education finance market where we can leverage our marketing and processing capabilities.”

Robert deRose, Chairman and CEO of Education Lending Group, Inc. said: “This is an exciting opportunity for Education Lending Group to be part of a strong and well-respected company like CIT. This acquisition by CIT is an ideal fit for all parties involved, and allows our team to continue with our vision and plan for growth in the future.”

Thomas B. Hallman, Vice Chairman, Specialty Finance at CIT, added: “This acquisition complements our current consumer businesses and takes advantage of our core competencies, including business development, servicing and risk management as well as our leadership in other government guaranteed business sectors.”

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JPMorgan acted as exclusive financial advisor to CIT and UBS Investment Bank acted as exclusive financial advisor to Education Lending Group, Inc. on this transaction. Shearman & Sterling acted as external legal counsel for CIT and Thompson Hine acted as external legal counsel for Education Lending Group, Inc. on this transaction.

Conference Call and Webcast:

CIT will host a conference call and webcast to discuss the transaction Wednesday, January 5, at 11:00 am (EDT). Interested parties may access the conference call live by dialing 877-558-5219 for U.S. and Canadian callers or 706-634-5438 for international callers or the webcast at the following website: http://ir.cit.com. Conference call participants may view the webcast slides by registering for the webcast and selecting “audio only.” An audio replay of the call will be available beginning no later than three hours after the conclusion of the call until 5:00 pm on January 12, 2005, by dialing 800-642-1687 for U.S. and Canadian callers or 706-645-9291 for international callers with the pass-code 3200769, or the webcast at the following website: http://ir.cit.com. For slides only, please register at this URL address and click on “Slides Only, No Audio.”

Notice to Investors:

This announcement does not constitute an offer to purchase nor a solicitation of an offer to sell any securities. The tender offer for the outstanding shares of Education Lending Group common stock described in this announcement has not commenced. Any offers to purchase or solicitation of offers to sell will be made only pursuant to a tender offer statement and a solicitation and recommendation statement filed with the Securities and Exchange Commission. The tender offer statement (including an offer to purchase, a letter of transmittal and other offer documents) and the solicitation/recommendation statement will contain important information and should be read carefully before any decision is made with respect to the tender offer. Those materials will be made available to all stockholders of Education Lending Group at no expense to them. In addition, all of those materials (and all other offer documents filed with the SEC) will be available at no charge on the SEC’s web site (www.sec.gov).

Forward Looking Statements:

This document contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. All forward-looking statements (including statements regarding future financial and operating results) involve risks, uncertainties and contingencies, many of which are beyond CIT’s control, which may cause actual results, performance, or achievements to differ materially from anticipated results, performance, or achievements. All statements contained in this document that are not clearly historical in nature are forward-looking, and the words “anticipate,” “believe,” “expect,” “estimate,” “plan,” and similar expressions are generally intended to identify forward-looking statements. Economic, business, funding market, competitive and/or regulatory factors, among others, affecting CIT’s businesses are examples of factors that could cause actual results to differ materially from those described in the forward-looking statements. More detailed information about these factors are described in CIT’s filings with the Securities and Exchange Commission, including its Annual Report on

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Form 10-K for the year ended December 31, 2003 and its Quarterly Report on Form 10-Q for the quarter ended September 30, 2004. CIT is under no obligation to (and expressly disclaims any such obligation to) update or alter its forward-looking statements, whether as a result of new information, future events or otherwise.

About CIT:

CIT Group Inc. (NYSE: CIT), a leading commercial and consumer finance company, provides clients with financing and leasing products and advisory services. Founded in 1908, CIT has approximately $50 billion in assets under management and possesses the financial resources, industry expertise and product knowledge to serve the needs of clients across approximately 30 industries. CIT, a Fortune 500 company and component of the S&P 500, holds leading positions in vendor financing, factoring, equipment and transportation financing, Small Business Administration loans, and asset-based lending. CIT, with its principal offices in Livingston, New Jersey and New York City has approximately 5,800 employees in locations throughout North America, Europe, Latin and South America, and the Pacific Rim. For more information, visit www.cit.com.

About Education Lending Group:

Education Lending Group, Inc. is dedicated to providing full-service education funding solutions to students, parents, schools and alumni. With a dual emphasis on financial integrity and technology innovation, the company’s vision is to be the leader in delivering education finance products directly to customers in the medium of their choice. A member of the Russell 2000® index, Education Lending Group now maintains four subsidiary companies. These include Student Loan Xpress, Inc. (school marketing organization offering Federal PLUS, Stafford and Consolidation loans, and private loans), FinancialAid.com, LLC (online marketing channel guiding families through the college selection, scholarship application and education funding processes), Education Loan Servicing Corporation (providing education loan servicing solutions for families and schools nationwide), and Education Lending Services, Inc. (housing secondary market acquisition and loan holding entities).

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